FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON JUNE 30, 2015

▪    The Company’s EBITDA during the first half of 2015 amounted to Ch$ 997,861 million, 7.7% greater than in the same period of the previous year, mainly explained by better performance in Chilean generation business and improved results from the distribution business in Argentina due to the impact of Resolution 32/2015 which contains an additional transitory revenues mechanism to face current operating and maintenance expenses.

▪    In Distribution, EBITDA was 15.7% higher than in the first half of 2014, amounting to Ch$ 463,755 million, mainly explained by recognizing Ch$ 164,814 million in Argentina due to Resolution 32/2015.

▪    Generation EBITDA increased by Ch$ 22,428 million, 4.2% higher than in the same period in 2014.  This is mainly explained by an increase in Chile of Ch$ 75,807 million, 113.3% more than the first half of 2014, due to higher physical energy sales and higher prices during the period, linked to the fully consolidation of GasAtacama during 2015 in comparison to the same period of the prior year, in which it was fully consolidated since May. This was partially offset by a reduced EBITDA in Colombia, Brazil and Argentina.

▪   This positive operating performance, together with an improved financial performance resulting from higher income and lower financial costs, translated into a 50.6% increase in net profits attributable to Enersis shareholders in comparison with the first half of last year, amounting to Ch$ 288,008 million.

▪    Our distribution customer base in the first half of 2015 grew by over 231,000 to reach 15 million. Energy demand in concession zones increased by 2.1%, mainly explained by higher sales in Argentina, Peru and Brazil, reaching physical sales of 39,154 MWh.

▪    In the generation business, the net accumulated production of energy reached 29,154 MWh, 2.6% more than in the first half of 2014 as a result of increased thermal generation in Chile and Argentina  and increased hydro generation in Peru and Colombia. On the other hand physical sales increased 4.9% in comparison to the same period of the previous year, amounting to 34,911 MWh, mostly due to increases in  sales to regulated customers and the spot markets in Chile and Colombia.

▪    We have continued to develop new hydroelectric capacity with the construction of El Quimbo (400 MW) and Los Cóndores (150 MW), which are expected to be operational in the fourth quarters of 2015 and 2018 respectively.

                                                                                                                                        • 1 •

ECONOMIC – FINANCIAL SUMMARY

➢  The Company’s operating result (EBIT) increased Ch$ 63,200 million, an increase of 9.3%, explained mostly by the positive impact of Resolution 32/2015 in the operating income in Argentina and the good performance of the generation business in Chile due to higher sales and sale prices.

➢  The net financial result shows a decrease in the expense of Ch$ 118,592 million. This is explained by greater financial income, mainly in distributors in distribution companies in Brazil and lower financial expenses in Argentina in connection with the impact of exchange rate over lower debt.

➢  Income before taxes was Ch$ 672,229 million, an increase of 31% compared to the first half of 2014.

➢  Corporate taxes paid by the company were 24.2% higher than in the first half of 2014, reaching Ch$ 211,088 million, mostly in Chile and Brazil..

➢  As a result, net earnings attributable to the shareholders of Enersis in the first half 2015 increased by 50,6% compared to the same period of the previous year, amounting to Ch$ 288,008 million.

FINANCIAL SUMMARY

➢  Available liquidity has continued to show a solid position, as follows:

•     Cash and cash equivalents                                                    US$ 1,513 million

•     Cash and cash equiv. + 90 days cash investments             US$ 1,685 million

•     Committed lines of credit available                                       US$ 580 million

•     Uncommitted lines of credit available                                   US$ 718 million

➢ The average nominal interest rate in June 2015 decreased to 8.4% from 8.6% in the same period of the year before, mainly influenced by the higher rates in US$ and improved inflation conditions in Chile. This was partially offset by worsening rate conditions on debt in Brazilian reais.

Hedging and protection:

In order to mitigate financial risks associated with exchange and interest rate variations, Enersis has established policies and procedures for protecting its financial statements against volatility.

•      The Enersis exchange rate hedging policy states that there should be a balance between flows indexed to foreign currency of each company and the currency in which they borrow. We also have cross-currency swaps of US$ 1,169 million and forward contracts of US$ 478 million.

                                                                                                                                        • 2 •

•      In order to reduce volatility in the financial statements due to changes in the interest rate, we maintain a balance between fixed and variable rate debt. We have contracted interest-rate swaps of US$ 141 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’ business activities are carried out though subsidiary companies that operate the different businesses in the five countries in which the Company operates. The most important businesses for Enersis are electricity generation and distribution.

 At the end of April 2014, our subsidiary Endesa Chile acquired an additional 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada, thus attaining 100% ownership.

The following tables provide some key performance indicators as of June 30, 2015 and 2014 of the companies in the different countries in which they operate.

Generation Business

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Jun-15	Jun-14	Jun-15	Jun-14

Endesa Chile (1)	SIC & SING Chile	11,349	9,699	34.4%	30.3%
Costanera	SIN Argentina	4,496	3,459	6.8%	5.5%
El Chocón	SIN Argentina	1,591	1,704	2.4%	2.7%
Dock Sud	SIN Argentina	1,629	2,508	2.5%	4.0%
Edegel consolidated	SICN Peru	4,333	4,618	22.3%	24.8%
EE. Piura	SICN Peru	303	250	1.6%	1.3%
Emgesa	SIN Colombia	8,026	7,397	18.8%	17.8%
Cachoeira Dourada	SICN Brazil	1,574	2,170	0.7%	0.9%
Fortaleza	SICN Brazil	1,610	1,461	0.7%	0.6%

Total		34,911	33,266

(1) includes Endesa Chile and its generation subsidiaries in Chile.

                                                                                                                                        • 3 •

Distribution Business

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14

Chilectra (**)	7,844	7,754	5.5%	5.3%	1,760	1,713	2,547	2,451
Edesur	9,228	8,911	11.0%	10.5%	2,470	2,454	591	681
Edelnor	3,829	3,668	8.4%	8.0%	1,319	1,277	2,144	2,076
Ampla	5,891	5,913	21.0%	20.6%	2,945	2,842	2,483	2,533
Coelce	5,564	5,390	12.9%	12.3%	3,685	3,559	3,139	2,951
Codensa	6,798	6,696	7.2%	7.3%	2,821	2,733	2,726	2,630

Total	39,154	38,332	11.0%	10.7%	15,000	14,578	1,689	1,759

(*) Includes final customer sales and tolls.
(**) Consolidated data.

The following table shows the energy sales revenues breakdown by business line and by type of client, as of June 30, 2015 and 2014, in the different countries where we operate.

Energy Sales Revenues
Generation and Distribution
(Figures in million Ch$)

Country	Chile		Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14

Energy Sales Revenues

Generation	710,024	513,915	51,359	37,743	131,565	196,306	325,126	358,865	163,137	171,352	(299,727)	(279,471)	(299,727)	(279,471)	1,081,484	998,710
Regulated customers	508,383	285,736	-	-	74,560	68,223	-	-	96,712	112,872	(267,792)	(230,535)	(267,792)	(230,535)	411,863	236,296
Non regulated customers	120,911	204,291	3,061	5,789	30,177	89,906	252,463	252,751	52,966	52,813	(31,922)	(48,799)	(31,922)	(48,799)	427,656	556,751
Spot Market	76,996	14,228	34,635	19,592	26,828	38,177	72,663	106,114	3,726	5,198	-	-	-	-	214,848	183,309
Other Clients	3,734	9,660	13,663	12,362	-	-	-	-	9,733	469	(13)	(137)	(13)	(137)	27,117	22,354
													0%	0%	0%	0%
Distribution	536,261	475,442	131,276	98,027	835,659	753,528	363,651	388,833	247,761	220,487	(1,741)	(2,790)	(1,741)	(2,790)	2,112,867	1,933,527
Residential	181,077	160,082	42,686	32,415	425,943	395,011	182,772	197,210	119,696	106,755	(1,603)	(2,664)	(1,603)	(2,664)	950,571	888,809
Commercial	152,001	134,378	56,508	40,505	181,580	157,909	85,511	91,192	51,262	45,269	(46)	(44)	(46)	(44)	526,816	469,209
Industrial	105,773	93,509	14,400	9,982	67,597	60,968	34,807	35,110	33,358	31,226	-	-	-	-	255,935	230,795
Other	97,410	87,473	17,682	15,125	160,539	139,640	60,561	65,321	43,445	37,237	(92)	(82)	(92)	(82)	379,545	344,714
Less: Consolidation adjustments	(164,731)	(123,844)	(13)	(13)	(66,405)	(68,223)	(32,014)	(48,881)	(38,305)	(41,177)	301,468	282,261	301,468	282,261	-	-

Energy Sales Revenues	1,081,554	865,513	182,622	135,757	900,819	881,611	656,763	698,817	372,593	350,662	3,194,351	2,932,237	-	-	3,194,351.00	2,932,237.00

variación en millones de pesos Ch$ y %.	124,127	29.8%	27,211	(46.7%)	30,573	7.1%	12,820	4.2%	13,977	8.1%	208,761	15.1%	-		208,761	15.1%

                                                                                                                                        • 4 •

I.- FINANCIAL STATEMENTS ANALYSIS

1. -Analysis of the Income Statement

Net income attributable to the controlling shareholders of Enersis as of June 30, 2015, was of Ch$ 288,008 million, representing a 50.6% increase with respect to the same period the previous year, which was Ch$ 191,273 million.

The following compares each item of the income statement:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Jun-15	Jun-14	Change	% Change

Revenues	3,743,094	3,379,431	363,663	10.8%
Sales	3,463,217	3,173,127	290,090	9.1%
Other operating income	279,877	206,304	73,573	35.7%
Procurements and Services	(2,168,857)	(1,956,243)	(212,614)	(10.9%)
Energy purchases	(1,393,569)	(1,289,472)	(104,097)	(8.1%)
Fuel consumption	(328,216)	(263,597)	(64,619)	(24.5%)
Transportation expenses	(215,865)	(212,780)	(3,085)	(1.5%)
Other variable costs	(231,207)	(190,394)	(40,813)	(21.4%)
Contribution Margin	1,574,237	1,423,188	151,049	10.6%
Personnel costs	(262,992)	(215,552)	(47,440)	(22.0%)
Other fixed operating expenses	(313,384)	(280,910)	(32,474)	(11.6%)
Gross Operating Income (EBITDA)	997,861	926,726	71,135	7.7%
Depreciation and amortization	(231,406)	(225,406)	(6,000)	(2.7%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(22,974)	(21,038)	(1,936)	(9.2%)
Operating Income	743,481	680,282	63,199	9.3%
Net Financial Income	(86,068)	(204,660)	118,592	58.0%
Financial income	142,493	89,882	52,611	58.5%
Financial costs	(217,116)	(243,516)	26,400	10.8%
Gain (Loss) for indexed assets and liabilities	(1,722)	(4,761)	3,039	63.8%
Foreign currency exchange differences, net	(9,723)	(46,265)	36,542	79.0%
Other Non Operating Income	14,816	37,603	(22,787)	(60.6%)
Net Income From Sale of Assets	8,017	27,491	(19,474)	(70.8%)
Share of profit (loss) of associates accounted for using the equity method	6,799	10,112	(3,313)	(32.8%)
Net Income Before Taxes	672,229	513,225	159,004	31.0%
Income Tax	(211,088)	(169,989)	(41,099)	(24.2%)
NET INCOME	461,141	343,236	117,905	34.4%
Net Income attributable to owners of parent	288,008	191,273	96,735	50.6%
Net income attributable to non-controlling interest	173,133	151,963	21,170	13.9%

Earnings per share Ch$ *	5.87	3.90	1.97	50.6%

(*) As of June 2015 the average number of paid and subscribed shares were 49,092,772,762 (49,092,772,762 as of December 2014)

                                                                                                                                        • 5 •

Operating income:

Operating income increased by Ch$ 63,199 million as of June 30, 2015, or 9.3%, from Ch$ 680,282 million as of June 2014 to Ch$ 743,481 million in this period.

The breakdown of operating revenue and expenses by business line for the periods ended June 30, 2015 and 2014 is as follows:

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14

Operating Revenues	1,518,992	1,413,168	2,573,732	2,267,999	(349,630)	(301,736)	3,743,094	3,379,431
Operating Costs	(1,088,043)	(989,646)	(2,235,221)	(1,998,068)	323,650	288,565	(2,999,613)	(2,699,149)

Operating Income	430,949	423,522	338,511	269,931	(25,980)	(13,171)	743,481	680,282

Change in million Ch$ and %	7,427	1.8%	68,580	25.4%	(12,809)	(97.2%)	63,199	9.3%

The generation and transmission businesses of the Group produced increased operating income of Ch$ 7,427 million, equivalent to 1.8%, reaching Ch$ 430,949 million. Physical sales increased by 4.9% amounting to 34,911 GWh (33,266 GWh to June 2014).

Operating income for the generation and transmission businesses on a comparative basis and detailed by country is shown in the following table:

OPERATING INCOME BY COUNTRY

Generation & Transmission
(Figures in million Ch$)

	Chile		Argentina		Brazil		Colombia		Peru		Total
	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14

Operating Revenues	736,987	551,285	93,444	83,425	163,854	226,378	328,994	360,397	196,365	191,783	1,518,992	1,413,168

Operating Costs	(653,155)	(530,184)	(80,175)	(63,908)	(91,222)	(137,104)	(143,016)	(142,465)	(121,127)	(116,085)	(1,088,043)	(989,646)

Operating Income	83,832	21,101	13,269	19,517	72,632	89,274	185,978	217,932	75,238	75,698	430,949	423,522

Change in million Ch$ and %	62,731	297.3%	(6,248)	(32.0%)	(16,642)	(18.6%)	(31,954)	(14.7%)	(460)	(0.6%)	7,427	1.8%

                                                                                                                                        • 6 •

Chile

Operating income in Chile increased from Ch$ 21,101 million as of June 2014 to Ch$ 83,832 million in this period, mainly due to higher operating revenues of Ch$ 185.702 million, due to  an increase in physical sales (+1,650 GWh),coupled to better average sales energy prices, and operating revenue contributed by the GasAtacama subsidiary of Ch$ 70,708 million.

Operating costs increased by Ch$ 122,971 million, due to higher costs in energy purchases for Ch$ 12,589 million due to increased physical purchases on the spot market, higher fuel expenses  of Ch$ 52,308 million, mainly explained by the incorporation of GasAtacama, increase in other variable procurement and service expenses of Ch$ 36,034 million mainly due to the generation facility lease for Ch$ 25,968 million, and higher water transportation costs for the operation of the San Isidro plant for Ch$ 7,375 million, a higher charge for depreciation and impairment of Ch$ 13,076 million due to the incorporation of GasAtacama and capital improvements made in the second half of 2014 in San Isidro II, Bocamina II and Tal Tal, higher expenses by nature of Ch$ 5,139 million and higher personnel expenses of Ch$ 1,841 million.

On April 22, 2014, our subsidiary Endesa Chile acquired 50% of the shares in Inversiones Gas Atacama Holding Limitada to reach a 100% ownership. The acquired subsidiary, whose operating results are booked from May 2014, shows an improved operating income of Ch$ 10,722 million compared to the previous period.

Argentina

In Argentina, operating income from our subsidiaries for the period reached Ch$ 13,269 million, lower by Ch$ 6,248 million in comparison with the same period last year, when operating income reached Ch$ 19,517 million.

The operating income of Costanera amounted to Ch$ 6,429 million, a decrease of Ch$ 2,654 million compared to the same period last year, as a consequence of higher operating costs of Ch$ 9,980 million, mainly due to increased personnel expenses of Ch$ 7,224 million due to increases in the workforce and salaries resulting from the group bargaining, and a higher charge for depreciation and impairment of Ch$ 2,970 million due to new assets. These were partially offset by higher revenue for Ch$ 7,326 million mainly due to higher energy sales of 1,037 GWh compared to the previous period.

El Chocón’s operating income reached Ch$ 6,844 million, Ch$ 663 million lower than in the same period of the previous year, mainly due to higher personnel expenses of Ch$ 464 million, compensated by reduced other fixed costs of Ch$ 89 million. Operating revenues declined by Ch$ 285 million, mainly due to reduced energy sales. Physical sales amounted to 1,591 GWh in this period, 113 GWh lower than the 1,704 GWh in the same period of 2014.

The operating income of our subsidiary Dock Sud reached Ch$ 663 million, lower by Ch$ 1,462 million compared to the same period of the previous year, mainly due to higher operating expenses of Ch$ 4,520 million mainly due to a higher fuel consumption.

                                                                                                                                        • 7 •

Operating revenue rose by Ch$ 3,058 million as a result of non-recurring maintenance income. Physical sales amounted to 1,629 GWh in this period, lower by 879 GWh compared to the same period last year when they reached 2,508 GWh.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 0.23% decrease in Chilean peso terms in June 2015 as compared to June 2014.

Brazil

The operating income of our Brazilian subsidiaries amounted to Ch$ 72,632 million, a decrease of Ch$ 16,642 million compared to the result of the same period of the previous year, which amounted Ch$ 89,274 million.

The operating income of our subsidiary Cachoeira Dourada decreased by Ch$ 21,718 million, mainly due to lower operating revenues of Ch$ 52,238 million due to 596 GWh lower energy sales than in the previous period and also due to lower average sales prices. Operating costs decreased by Ch$ 30,520 million mainly due to lower energy purchases to cover demand of Ch$ 27,382 million and lower other variable procurements and services for Ch$ 2,012 million.

The operating income of Central Fortaleza (CGTF) amounted to Ch$ 10,175 million, Ch$ 1,138 more than in June 2014, mainly due to reduced energy purchases of Ch$ 14,210 million mainly the result of lower market sales prices, offset by reduced sales of energy of Ch$ 12,508 million due to lower sales prices. Physical sales amounted to 1,610 GWh in this period, 149 GWh more than the same period last year when they reached 1,461 GWh.

Our subsidiary Cien showed an increase in operating income of Ch$ 3,291 million, mainly due to higher operating revenues of Ch$ 2,185 million due to the increase in the annual allowed revenue (RAP) as a result of higher energy dispatch as indicated by the regulatory entity, a lower charge for depreciation and impairment of Ch$ 906 million and reduced personnel expenses of Ch$ 205 million.

The effect of translating the financial statements from Brazilian reais to Chilean pesos in both periods was a 12.9% decrease in Chilean peso terms in June 2015 compared to June 2014.

Colombia

The operating income in Colombia decreased by 14.7%, to a total of Ch$ 185,978 million as of June 2015 (Ch$ 217,932 in 2014). The reduced operating revenues of Ch$ 31,403 million were mainly due to the effect of translating the Colombian peso to the Chilean peso of Ch$ 40,769 million, partially offset by larger physical sales of 629 GWh compared to the same period of the previous year.

                                                                                                                                        • 8 •

Increased operating costs of Ch$ 551 million are the result of increased other expenses of Ch$ 8,026 million mainly due to recognizing the wealth tax decreed by the Colombian government of Ch$ 8,883 million and higher fuel consumption of Ch$ 4,765 million, offset by reduced energy purchases of Ch$ 10,395 million due to higher energy generation and lower purchase prices, and a reduced charge for depreciation and impairment of Ch$ 1,700 million.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods resulted in an 11.4% decrease in Chilean peso terms at June 2015 when compared to June 2014.

Peru

The operating income of our subsidiaries in Peru totaled Ch$ 75,238 million as of June 2015, reflecting a slight decrease of Ch$ 460 million compared to the same period last year, when the operating income amounted to Ch$ 75,698 million.

The operating income of Edegel was Ch$ 67,365 million, an increase of Ch$ 1,128 million over the same period of the previous year. Operating revenues were Ch$ 4,208 million higher mainly due to higher toll revenues of Ch$ 20,853 million offset by 285 GWh of lower energy sales and reduced average sales prices of Ch$ 11,900 million and lower other operating revenues of Ch$ 4,745 million, mainly the insurance claims in 2014 with respect to the turbine T-G7 of the Santa Rosa plant.

Operating expenses rose by Ch$ 3,080 million due to higher transportation expenses of Ch$ 3,604 million, a higher charge to depreciation and impairment of Ch$ 2,026 million, increased fuel expenses of Ch$ 427 million and larger energy purchases of Ch$ 291 million, offset by lower expenses in other variable procurements and services of Ch$ 3,204 million.

The subsidiary Empresa Eléctrica de Piura also reduced its operating revenues by Ch$ 1,553 million compared to the same period of the previous year.

The effect of translating the financial statements from Peruvian new soles to Chilean pesos in both periods resulted in a 1.5% increase in Chilean peso terms as of June 2015, compared to June 2014.

The Enersis Group distribution business showed an increase in operating income of Ch$ 68.580 million, equivalent to 25.4% compared to the same period in 2014, to reach Ch$ 338,511 million. Physical sales were 779 GWh higher, equivalent to an increase of 2.1% over the same period of the previous year, to reach 39,154 GWh. The number of clients increased by 422,000 to 15 million, 2.9 % more than in the same period of the previous.

                                                                                                                                        • 9 •

The following shows details of the operating income of the distribution business by country and comparing the two periods:

OPERATING INCOME BY COUNTRY

Distribution
(Figures in million Ch$)

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Eliminaciones	Total
	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14	Jun-15	Jun-14		Jun-15	Jun-14

Operating Revenues	602,071	524,505	291,728	156,690	972,985	881,225	444,193	471,369	262,755	234,210		2,573,732	2,267,999

Operating Costs	(531,966)	(448,397)	(259,029)	(203,809)	(905,028)	(806,840)	(326,415)	(348,998)	(212,782)	(190,024)		(2,235,221)	(1,998,068)

Operating Income	70,104	76,108	32,699	(47,119)	67,957	74,385	117,778	122,371	49,973	44,186		338,511	269,931

Change in million Ch$ and %	(6,004)	(7.9%)	79,818	169.4%	(6,428)	(8.6%)	(4,593)	(3.8%)	5,787	13.1%		68,580	25.4%

Chile

In Chile, our subsidiary Chilectra showed an operating income of Ch$ 70,104 million, representing an decrease of Ch$ 6,004 million compared to the same period of 2014, or 7.9%.

The variation is mainly due to higher operating revenues of Ch$ 83,569 million, (+18.6%), due to an increase in energy purchases of Ch$ 67,485 million reflecting increased physical purchases and higher prices compared to the 2014 period, increased other procurement and services expenses of Ch$ 7,447 million, greater transportation expenses of Ch$ 6,763 million and a higher charge depreciation and impairment of Ch$ 2,466 million.

The higher operating costs of Ch$ 77,566 million, (+14.8%), include increased energy sales of Ch$ 60,820 million, reflecting increased physical sales, a tariff increase for regulated customers and the product of greater recognition in the resettlement of average node price decrees not applied, and  increased other services provided of Ch$ 17,687 million, mainly increased income from transmission tolls with generators of Ch$ 8,948 million and rentals and maintenance of public lighting and network installations plus other services  of Ch$ 8,739 million.

Energy losses increased by 0.2 p.p. from 5.3% to 5.5% in 2015. Physical energy sales increased 1.2% to reach 7,844 GWh in this period and the number of clients rose by 47,000, totaling 1.76 million.

Argentina

In Argentina, our subsidiary Edesur produced an increased operating result of Ch$ 79,818 million, passing from a loss of Ch$ 47,119 million in 2014, to net income of Ch$ 32,699 million in this period.

                                                                                                                                        • 10 •

Operating revenues increased by Ch$ 135,038 million in this period which reflected revenue of Ch$164,814 million resulting from the application of the new Resolution 32/2015 of March 11 which, to resolve the expenses and associated investments for the normal functioning of the electricity distribution public utility service, approves a transitory increase in the revenues of Edesur from February 1, 2015, without this implying a tariff increase, amounting to Ch$ 148,176 million. Additionally, from February 1, 2015 funds coming from the PUREE should be considered as part of distributors’ revenue, therefore Ch$ 16,638 million are recognized as energy sales revenue. All the above was offset by the recognition as of June 2014 of Ch$ 47,806 million resulting from the application of Resolution 250/13 which recognizes the costs not passed on to the MMC tariff. Energy sales also improved by Ch$ 16,610 million as a result of higher physical sales of 317 GWh and the minor effect of fines for quality of service in 2014 and increased revenue from other services provided of Ch$ 3,238 million.

Operating costs increased by Ch$ 55,220 million, mainly due to higher personnel expenses of Ch$ 38,763 million as a consequence of wage increases during this 2015 first half  and Ch$ 15,944 million of other expenses, mainly increased contractor firm expenses.

Energy losses increased 0.5 p.p. to 11.0% and the number of clients in Edesur increased by 16,400 to a total of over 2.47 million.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 0.23% decrease in Chilean peso terms as compared to June 2014.

Brazil

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 67,957 million, which is 8.6% lower than in the same period of 2014.

Ampla’s operating income amounted to Ch$ 2,304 million, which compared to the same period of the previous year represents a decrease of Ch$ 55,518 million. This is explained by higher operating costs of Ch$ 89,349 million mainly as a result of higher energy purchases of Ch$ 87,538 million, affected by higher prices because of the drought. Operating revenues increased by Ch$ 33,831 million, mainly due to higher energy sales revenues as a result of higher energy sales average prices.

Physical sales declined by 22 GWh to 5,891 GWh to June 2015. Energy losses increased by 0.4 p.p., from 20.6% to 21.0%.  Ampla’s number of clients rose by 102,600 to a total of more than 2.94 million.

                                                                                                                                        • 11 •

In our subsidiary Coelce, operating income increased by Ch$ 49,089 million, amounting to Ch$ 65,652 million. This is explained by higher operating revenue of Ch$ 57,929 million mainly as the result of higher energy sales revenues due to 174 GWh of higher physical sales which reached 5,564 GWh as of June 2015 and higher energy sales prices. Operating costs showed a slight increase of Ch$ 8,840 million due to larger energy purchases of Ch$ 24,848 million, affected by the higher prices caused by the drought and higher transport expenses of Ch$ 2,090 million, offset by reduced variable procurements and services expenses of Ch$ 13,733 million and lower other expenses of Ch$ 4,353 million.

Energy losses increased by 0.6 p.p. to 12.9% and the number of clients rose at Coelce by 125,900, to a total of more than 3.68 million.

The effect of translating the financial statements from Brazilian reais to Chilean pesos in both periods led to a 12.9% decrease in Chilean peso terms as compared to June 2014.

Colombia

In Colombia, Codensa‘s operating income was of Ch$ 117,778 million, showing a decrease of Ch$ 4,593 million compared to the same period of the previous year. This is explained by operating revenues falling by Ch$ 27,176 million, mainly due to the effect of the translation of the Colombian peso to the Chilean peso, offset by higher energy purchases of 102 GWh to 6,798 GWh to June 2015 and higher average sales prices of Ch$ 18,991 million. Operating costs also declined, by Ch$ 22,583 million, mainly due to smaller energy purchases of Ch$ 25,208 million and a reduced charge for depreciation and impairment of Ch$ 3,855 million, offset by higher other expenses of Ch$ 5,527 million, reflecting the recognition of the wealth tax decreed by the Colombian government.

Energy losses decreased 0.1 p.p. to 7.2% and the number of clients rose by 88.3 thousand to reach a total of more than 2.82 million.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was an 11.4% decrease in Chilean peso terms compared to June 2014.

Peru

Our Peruvian subsidiary Edelnor reported operating income of Ch$ 49,973 million, an increase of Ch$ 5,787 million over the same period of the previous year, mainly explained by the increase in operating revenues of Ch$ 28,545 million due to higher physical sales in the period. This was partially offset by higher energy purchase costs of Ch$ 19,912 million to cover the higher client demand and increased variable procurement and services expenses of Ch$ 2,144 million.

Physical sales rose by 161 GWh, amounting to 3,829 GWh as of June 2015. Energy losses increased by 0.4 p.p. amounting to 8.4%. The number of clients rose by 41.7 thousand, to reach over 1.31 million.

The effect of translating the financial statements from Peruvian soles to Chilean pesos in both periods was a 1.5% increase in Chilean peso terms compared to June 2014.

                                                                                                                                        • 12 •

The revenue, operating costs and operating results of the subsidiaries of the Enersis group for the periods ended June 2015 and 2014 are as follows:

Operating Income Detail
(Figures in million Ch$)

	Jun-15			Jun-14
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	1,296,577	(946,153)	350,424	1,137,127	(811,773)	325,354
Cachoeira Dourada	52,788	(11,765)	41,023	105,026	(42,285)	62,741
CGTF	78,785	(68,610)	10,175	91,293	(82,256)	9,037
Cien	34,016	(12,195)	21,821	31,831	(13,301)	18,530
Chilectra S.A.	602,071	(531,966)	70,105	524,505	(448,397)	76,108
Edesur S.A.	291,728	(259,029)	32,699	156,690	(203,809)	(47,119)
Edelnor S.A.	262,755	(212,783)	49,972	234,210	(190,029)	44,181
Ampla	537,721	(535,417)	2,304	503,890	(446,068)	57,822
Coelce	435,263	(369,611)	65,652	377,334	(360,771)	16,563
Codensa S.A.	444,193	(326,416)	117,777	471,369	(348,998)	122,371
Inmob. Manso de Velasco Ltda. (1)	-	-	-	8,161	(3,594)	4,567
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	3,780	(4,294)	(514)	2,431	(3,177)	(746)
Cemsa	416	(1,948)	(1,532)	784	(978)	(194)
Dock Sud	34,264	(33,601)	663	31,206	(29,081)	2,125
EE Piura	25,088	(17,239)	7,849	25,075	(15,673)	9,402
Holding Enersis y soc. inversión	24,580	(47,895)	(23,315)	20,068	(33,848)	(13,780)

Consolidation Adjustments	(380,931)	379,309	(1,622)	(341,569)	334,889	(6,680)

Total	3,743,094	(2,999,613)	743,481	3,379,431	(2,699,149)	680,282

(1) Company merged in 2015 by Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)

Financial Result

The net financial result was  an expense of Ch$ 86,068 million, with a Ch$ 118,592 million decrease  compared to 2014. This is mainly explained as follows:

Higher financial income of Ch$ 52,611 million mainly due to higher revenues of Ch$12,873 million due to the capitalization of non-amortized assets at the end of the concession in Ampla and Coelce at their new replacement value, higher income of Ch$ 10,710 million from the financial updating of regulatory assets and liabilities the Brazilian distributors, Ampla and Coelce, increased revenue of Ch$ 48,233 million from the financial expenses forgiveness of Edesur on its debt with CAMMESA, according to Note SE1208/2015, offset by lower revenues from deposits and other financial instruments of Enersis of Ch$ 17,021 million and lower other revenues of Ch$ 2,183 million.

Lower financial expenses for Ch$ 26,400 million, mainly due to reduced financial expenses in the Brazilian subsidiaries of Ch$ 51,380 million as a consequence of the capitalization of non-amortized assets at the end of the concession in Ampla and Coelce, offset by increased expenses in the Argentine subsidiaries Edesur and Costanera for Ch$ 17,831 million due to the increased debt with CAMMESA and the higher interest accrued on the financial debt.  of Ch$ 7,149 million .

Reduced indexation adjustment expenses of Ch$ 3.039 million mainly due to lower interest on financial debts of some Chilean subsidiaries denominated in U.F.

                                                                                                                                        • 13 •

Lower expenses for exchange rate differences of Ch$ 36,542 million, mainly at DockSud for  Ch$ 20,945 million due to capitalization in 2014 of all its debt, reduced effects at Costanera of Ch$19,599 million due to higher debt denominated in US dollars, partially offset by higher exchange differences of Ch$ 4,002 million on foreign currency debt.

Result of asset sales and other investments

The reduced result of Ch$ 19,474 million relates mainly to reduced income on the re-measurement of the initial pre-existing participation of 50% of Gas Atacama for Ch$ 21,546 million, booked in June 2014, offset by income of Ch$ 4,207 million with respect to the result of the sale of Túnel el Melón.

Corporate Taxes

Corporate income tax shows a higher expense of Ch$ 41,099 million explained by the increased expense in Coelce of Ch$ 26,337 million, reflecting the improved financial results compared to the previous period of the year before, increased expenses in Endesa Chile of Ch$ 19,429 million, mainly due to its better financial results and the gradual increase in the rate following the tax reform applicable from September 2014,and higher expenses in Cachoeira Dourada of Ch$ 10,811 million due to a change oin the tax regime, passing from a presumed income taxable base to an actual income base, partially offset by reduced expenses in Enersis of Ch$ 16,889 million, mainly due to the lower effect of the exchange rate in the foreign subsidiary investments for taxes purposes.

ANÁLYSIS OF THE STATEMENT OF FINANCIAL POSITION

Assets (million Ch$)	Jun-15	Dec-14	Change	% Change

Current Assets	3,232,912	3,931,499	(698,587)	(17.8%)
Non Current Assets	11,975,911	11,989,823	(13,912)	(0.1%)

Total Assets	15,208,822	15,921,322	(712,500)	(4.5%)

The Company’s total assets as of June 2015 showed a decrease of Ch$ 712,500 million compared to December 2014, mainly due to:

       A decrease in Current Assets of Ch$ 698,587 million equivalent to 17.8%, as a result of:

•         Decrease in cash and cash equivalents of Ch$ 738,090 million mainly due to: decreases in Enersis of Ch$ 236,006 million due to payments of dividends, related company current accounts and transfers to deposits of more than 90 days net of dividends received, Emgesa of Ch$ 207,410 million following payments to suppliers, dividends, wealth tax and bond repayments, in Codensa of Ch$ 89,913 million due to payments to suppliers, dividends and wealth tax, in Edelnor of Ch$ 48,388 million on payments to suppliers and financial debt repayments, in Edegel of Ch$ 39,684 million on  payments of suppliers, dividends and financial debt repayments, in the Enel Brazil Group of Ch$ 78,547 million in payments to energy suppliers net of collections and contributions to the CDE fund, in Endesa Chile of Ch$ 16,721 million in payments to suppliers and bank loan repayments, in EE. Piura of Ch$ 11,952 million in repayment of financial debt and dividend payments, and in Gas Atacama of Ch$ 5,743 million in payments to suppliers net of collections.

                                                                                                                                        • 14 •

•         Increase in current tax assets of Ch$ 46,354 million, mainly in Enersis and Chilectra of Ch$ 22,069 million with respect to monthly tax prepayments (PPM) and credits for dividends receivable, in Emgesa of Ch$ 13,292 million in income tax prepayments, in Ampla Energía of Ch$ 7,514 million in income tax prepayments and Gas Atacama of Ch$ 3,285 million in PPM.

•         Reduction in non-current assets or groups of assets for disposal classified as held for sale of Ch$ 7,979 million, corresponding to the assets of Túnel el Melón, a company sold in January 2015.

    Reduction in  non-current assets of Ch$13.912 million, equivalent to 0.1% mainly due to:

•         Decrease of intangible assets other than goodwill of Ch$ 47,531 million mainly relating to new investments in the period of Ch$ 98,319 million and other movements for Ch$ 3,202 million, partially offset by depreciation and impairment for the period of Ch$ 40,564 million and the effects of the translation from the various functional currencies of the companies of Ch$ 108,488 million.

•         Decrease of other non-current financial assets, of Ch$ 36,492 million, mainly related to the effects of translation of the Brazilian real to the Chilean peso in the Brazilian distributors Ampla and Coelce for accounts receivable, by IFRIC 12.

•         Increase in property, plant and equipment of Ch$ 179,264 million mainly corresponding to Ch$ 482,388 million of new investments in the period and other movements of Ch$ 33,503 million, mainly provisions for dismantling, partially offset by Ch$ 190,842 million of depreciation and impairment during the period and the effects of translating the various functional currencies of the companies to Chilean pesos of Ch$ 145,786 million.

•         Reduction in goodwill of Ch$ 38,319 million, mainly explained by the effects of the translation of different currencies of investments abroad.

•         Decrease of trade and other non-current receivables, of Ch$ 23,690 million, mainly relating to the transfer to short term of the regulatory asset recoverable by our subsidiaries Ampla Energía and Coelce.

•         Decrease in deferred tax assets of Ch$ 47,934 million, mainly explained by the effects of translation from the various functional currencies of the companies.

The Company’s total liabilities and equity decreased by Ch$ 712,500 million compared to December 2014. This is mainly explained by the decrease in non-current liabilities of Ch$ 94,732 million, the decrease of current liabilities of Ch$ 588,111 million and the decrease in equity of Ch$ 29,657 million.

                                                                                                                                        • 15 •

Liabilities (million Ch$)	Jun-15	Dec-14	Change	% Change

Current Liabilities	2,606,711	3,194,822	(588,111)	(18.4%)
Non Current Liabilities	4,352,549	4,447,281	(94,732)	(2.1%)
Total Shareholders' Equity	8,249,562	8,279,219	(29,657)	(0.4%)
Attributable to shareholders of the company	6,158,431	6,201,976	(43,545)	(0.7%)
Attributable to minority interest	2,091,132	2,077,243	13,889	0.7%

Total Liabilities and Shareholders' equity	15,208,822	15,921,322	(712,500)	(4.5%)

•         Current liabilities decreased by Ch$ 588,111 million, equivalent to a variation of 18.4%, mainly explained by:

•       Decrease of trade and other current payables, of Ch$ 533,644 million, due to decreases in Edesur of Ch$ 237,436 million due to compensation of energy debts with CAMMESA with credits receivable from the Costs Monitoring Mechanism (MMC, in its Spanish acronym), in Codensa of Ch$ 95,860 million, mainly the payment of dividends, energy suppliers, net of liabilities booked for the wealth tax, in Enersis of Ch$ 89,356 million mainly due dividend payments, in Emgesa of Ch$ 67,237 million, mainly dividend payments net of the liability booked for the wealth tax, and in Endesa Chile of Ch$ 57,153 million, mainly dividend payments.

•        Increase in other current financial liabilities of Ch$ 131,077 million, mainly due to the increase in Ampla Energía of Ch$ 46,422 million due to new bank loans, transfer from long term of bond debt net of payments, increase in Codensa of Ch$ 36,233 million due to the transfer from long term of bond debt, in Edegel of Ch$ 25,547 million due to the transfer from long term of bank loans, in Endesa Chile of Ch$ 9,078 million due to exchange difference effects on dollar debt and accrued interest, in Emgesa of Ch$ 7,211 million for bank loans net of bond repayments and in Edelnor of Ch$ 6,157 million in higher bank loans and transfer from long term of bond debt net of payments.

•         Decrease in current tax liabilities of Ch$ 91,743 million, mainly due to income tax settlements of the year 2014.

•         Decrease in current accounts payable to related companies of Ch$ 87,052 million, mainly the payment of dividends to parent companies.

•         Decrease of liabilities included in groups of assets held for sale of Ch$ 5,488 million, relating to the liabilities of the Túnel el Melón, which was sold in January 2015.

                                                                                                                                        • 16 •

    Non-current liabilities decreased by Ch$ 94,732 million, equivalent to a 2.1% variation, mainly explained by:

•       Decrease of other non-current financial liabilities (financial debt and derivatives) of Ch$ 202,061 million mainly due to a reduction in Ampla Energía of Ch$ 79,274 million due to the  short-term transfer of bonds and bank debt plus the effects of the translation from the Brazilian real to the Chilean peso, in Codensa of Ch$ 44,740 million in the short-term transfer of  bond and translation effects, in Edegel of Ch$ 51,440 million in the short-term transfer of bank debt, loan repayment and translation effects, in Emgesa of Ch$ 27,237 million, mainly the effects of translation from the Colombian peso to the Chilean peso, in Coelce of Ch$ 27,557 million, mainly due to the translation effects and in Edelnor of Ch$16,771 million on the short-term transfer of bond debt. All the above was partially by the increase in Endesa Chile of Ch$ 45,690 million, mainly due to the exchange rate effects on foreign currency debt.

•         Increase of trade and other non-current payable of Ch$ 84,373 million mainly explained by Edesur and Dock Sud,  debt with CAMMESA for extraordinary investment plans.

•       Increase in other non-current provisions benefits of Ch$ 62,606 million, mainly in Emgesa of Ch$ 38,560 million, for provisions for environmental liabilities and future rural community obligations of and in Endesa Chile of Ch$ 25,311 million, mainly the increased provision for the dismantling of Bocamina II.

•         Decrease of non-current provisions for employee benefits of Ch $20,010 million, mainly due to the translation effects of the different functional currencies of the companies.

    Total equity decreased Ch$ 29,657 million in relation to December 2014.

•       Equity attributable to owners of the controller decreased by Ch$ 43,545 million, mainly explained by the result for the period of Ch$ 288,008 million, the decrease in other reserves of Ch$ 209,521 million, mainly due to translation differences during the period of Ch$ 187,334 million, cash flow hedges of Ch$ 21,321 million and the reduction in the definitive dividend for 2014 of Ch$122,032 million.

•       Non-controller participations increased by Ch$ 13,889 million, mainly explained by the result for the period of Ch$ 173,134 million and other increases of Ch$  778 million, offset by the decrease of other comprehensive results of Ch$ 70,182 million and the distribution of dividends to minority shareholders of Ch$ 89,841 million.

                                                                                                                                        • 17 •

Changes in the main financial indicators are as follows:

Indicator		Unit	Jun-15	Dec-14	Jun-14	Change	% Change

Liquidity	Current liquidity	Times	1.24	1.23	-	0.01	0.8%
	Acid ratio test (1)	Times	1.18	1.18	-	-	0.0%
	Working Capítal	MMCh$	626,200	736,677	-	(110,477)	(15.0%)
Leverage	Leverage	Times	0.84	0.92	-	(0.08)	(8.7%)
	Short Term Debt	%	37.5%	41.8%	-	(4.3%)	(10.4%)
	Long Term Debt	%	62.5%	58.2%	-	4.3%	7.5%
	Financial Expenses Coverage (2)	Times	4.37	-	3.15	1.22	38.8%
Profitability	Operating Income/Operating Revenues	%	19.9%	-	20.1%	(0.3%)	(1.3%)
	ROE (annualized)%		11.3%	-	8.5%	2.8%	33.0%
	ROA (annualized)%		7.5%	-	6.0%	1.5%	24.4%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The liquidity ratio as of June 2015 was 1.24 times, 0.8% higher than December 2014.  Despite the cash decrease compared to December 2014, the company has an excellent liquidity position.

The leverage ratio is  0.84 times as of June 30, 2015, 8.7% below that of December 31, 2014, mainly due the lower current liabilities compare to December 2014.

The financial expense coverage ratio shows an increase of 1.22 times, or equivalent to 38.8%, moving from 3.15 times at June 2014 to 4.37 times this at June 2015 , mainly due to the EBITDA increase and the  financial costs reduction compared to June 2014.

The profitability indicator measured in terms of operating income over operating revenue declined by 1.3% to 19.9% as of June 2015.

The return on equity of the owners of the controller (dominant) reached 11.3%, an Increase of 33.0% compared to the same period of the previous year, due to better results for the controlling shareholder.

The return on assets improved from 6.0% in June 2014 to 7.5% in June 2015, mainly due to the better result for the period.

                                                                                                                                        • 18 •

MAIN CASH FLOWS

The company generated a negative net cash flow during the period of Ch$ 728,578 million,  comprising the following main items:

Cash Flow (million Ch$)	Jun-15	Jun-14	Change	% Change

From Operating Activities	690,908	482,703	208,205	43.1%
From Investing Activities	(687,303)	(7,674)	(679,629)	8856.3%
From Financing Activities	(732,183)	(908,655)	176,472	(19.4%)

Net Cash Flow	(728,578)	(433,626)	(294,952)	68.0%

Operating activities generated a net cash flow of Ch$ 690,908 million as of June 30, 2015, an increase of 43.1% compared to the same period of the previous year. This flow is mainly conformed by sales proceeds and other income of Ch$ 4,297,877 million, collections of other operating revenues of Ch$ 344,501 million, offset by payments to suppliers of Ch$ 2,372,421 million, payments to employees of Ch$ 285,870 million and other operating payments of Ch$ 1,293,179 million.

Investment activities generated a negative net cash flow of Ch$ 687,303 million, mainly explained by disbursements relating to the acquisition of property, plant and equipment of Ch$ 621,018 million, the incorporation of intangible assets (CINIIF12) of Ch$ 115,314 million, investments in term deposits of over 90 days of Ch$ 2,351 million and the equity contribution to Hidroaysén of Ch$ 2,295 million, offset by interest received of Ch$ 29,766 million, dividends received of Ch$ 5,236 million and the net sales proceeds on the sale of the investment in Túnel el Melón of Ch$ 6,640 million and other cash inflows of Ch$ 12,033 million.

Financing activities generated a negative net cash flow of Ch$ 732,183 million, mainly due to loan repayments of Ch$ 214,314 million, dividend payments of Ch$ 532,035 million,  interest payments of Ch$ 142,858 million and other financing disbursements of Ch$ 25,955 million offset by new loans of Ch$182,979 million.

                                                                                                                                        • 19 •

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	Jun-15	Jun-14	Jun-15	Jun-14

Endesa Chile	322,506	213,676	112,484	96,800
Cachoeira Dourada	2,096	2,777	2,699	2,965
CGTF	13,750	3,653	3,075	3,261
CIEN	399	2,403	6,108	6,977
Chilectra S.A.	22,571	16,365	13,133	12,300
Edesur S.A.	105,333	71,383	5,936	5,253
Edelnor S.A.	64,485	21,326	13,793	12,879
Ampla (*)	71,509	72,510	21,175	25,081
Coelce (*)	31,755	46,083	15,549	18,968
Codensa S.A.	60,612	34,167	31,249	34,566
Inmobiliaria Manso de Velasco Ltda. (1)	-	55	-	128
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	31	52	61	26
Holding Enersis and investment companies	1,031	2,075	597	632
Cemsa	96	-	19	14
Dock Sud	36,722	553	2,849	2,877
EE Piura	3,436	998	2,679	2,679

Total	736,332	488,076	231,406	225,406

(*) Includes intangible assets concessions
(1) Company merged in 2015 by Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of government regulations. Any modification to these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could therefore affect their activities, economic situation and business results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

                                                                                                                                        • 20 •

The Group’s activities are subject to broad environmental regulations that Enersis constantly meets. Possible modifications introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

    The public authorities are going to approve such environmental impact studies;

    Public opposition will not cause delays or modifications to any proposed project;

    Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

    The Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if exposure to interest rate, commodity price and exchange rate risks is not effectively managed.

Interest rate risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the debt cost with reduced volatility in the income statements.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 62% as of June 30, 2015.

Depending on the Group’s estimates and debt structure objectives, hedge transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

                                                                                                                                        • 21 •

The structure of Enersis Group’s financial debt by fixed and/or hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net position:

	30-06-2015%	31-12-2014%
Fixed Interest Rate	62%	86%
Variable Interest Rate	38%	14%
Total	100%	100%

21.1             Exchange risk.

Exchange risks are mainly related to the following transactions:

-       Debt contracted by Group companies in currencies other than those to which their cash flows are indexed

-       Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed

-       Revenues of Group companies that are directly linked to currency fluctuations

-       Cash flows from foreign subsidiaries to their parents in Chile exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

                                                                                                                                        • 22 •

21.2             Commodities risk.

The Enersis Group is exposed to the price fluctuation risk of some commodities, principally:

Fuel purchases for electricity generation

Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Group has designed a commercial policy that defines sales commitment levels that are consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts. In the case of regulated customers subject to long-term tender processes, certain indexation clauses are included to reduce exposure to commodities.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international markets, the Company is constantly reviewing the benefits of contracting hedges to mitigate the effects of these price variations on its results. As of June 30, 2015, there were swap operations outstanding for 173  Brent oil barrels, 65,000 tons of AP12 coal and 65,000 tons of BC17 transport, all expiring on July 31, 2015. As of December 31 2014, there were swap operations for 266 thousand  Brent oil barrels for January 2015, and 350 thousand MBTU of Henry Hub gas for February 2015.

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly being reviewed.

Liquidity Risk

The Group maintains a liquidity policy that consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, (see Notes 20, 22 and Appendix 4).

As of June 30, 2015, the Enersis Group shows a liquidity of ThCh$ 966,655,431 in cash and cash equivalents and ThCh$ 202,423,809 in available committed long-term credit lines. As of December 31, 2014, the Enersis Group had a liquidity position of ThCh$ 1,704,745,491 in cash and cash equivalents and ThCh$ 353,263,488 in committed long-term credit lines.

                                                                                                                                        • 23 •

Credit Risk

The Enersis Group thoroughly monitors credit risk

Trade Accounts Receivable:

The credit risk corresponding to accounts receivable deriving from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

In the electricity generation business, in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non-payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the evaluation and control of credit risk, which is also limited.

Assets of a Financial Nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade as far as possible) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk consists of:

-           Financial debt.

-           Derivatives for hedging debt, dividends and projects.

                                                                                                                                        • 24 •

The calculated Value at Risk represents the possible variation of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence. The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

-           The US dollar Libor interest rate.

-           The usual local banking-practice indices for the different currencies in which our companies operate.

-           The exchange rates of the different currencies involved in the calculation.

The calculation of Value at Risk (VaR) is based on generating possible future scenarios (for a one day period) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one day.

Taking into consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	30-06-2015 M$	31-12-2014 M$
Interest Rate	24,530,099	33,135,363
Exchange Rate	1,591,472	1,065,881
Correlation	(907,093)	(1,187,257)
Total	25,214,478	33,013,987

These values represent the potential increase of the debt and derivatives portfolio, therefore these values at risk are intrinsically related, among other factors, to the value of the portfolio at each year end.

The Value at Risk positions have evolved during the 2015 period and 2014 period as a function of the start/maturity of the transactions.

                                                                                                                                        • 25 •

Other Risks

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international line of credit. Furthermore, this credit facility contains provisions under which certain events other than non-payment, in Endesa Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this credits.

Additionally, non-payment, after any applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million could potentially give rise to the obligatory accelerated payment of the Yankee bonds. In the specific case of the April 2014 Yankee bond, maturing in 2024, the threshold is $ 50 million.

Finally, in the case of local bonds and the credit facilities of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the debtor.

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Property, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment. Property, plant and equipment, net of their residual value if applicable, are depreciated lineally by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. Useful lives are reviewed periodically.

Goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

                                                                                                                                        • 26 •

Throughout the year and in particular at the date of its closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit to which the asset belongs is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

                                                                                                                                        • 27 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: July 30, 2015